Filed by Great Plains Energy Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File No. 1-3523

Good Morning,

Great Plains Energy Incorporated, the parent company of KCP&L, and Westar Energy, Inc. announced last week a definitive agreement for Great Plains Energy to acquire Westar in a combined cash and stock transaction with an enterprise value of approximately $12.2 billion, including total equity value of approximately $8.6 billion. Upon closing, Westar will become a wholly owned subsidiary of Great Plains Energy.

Once the transaction is complete, Great Plains Energy will have more than 1.5 million customers in Kansas and Missouri, nearly 13,000 megawatts of generation capacity, almost 10,000 miles of transmission lines and over 51,000 miles of distribution lines. In addition, more than 45 percent of the combined utility’s retail customer demand can be met with emission-free energy. Currently, Great Plains Energy and Westar jointly own and operate the Wolf Creek Nuclear Generating Station, as well as the La Cygne and Jeffrey power plants. With the addition of Westar’s generation fleet, Great Plains Energy will have a more diverse and sustainable generation portfolio. This will provide increased flexibility to mitigate the potential customer impacts from future carbon regulation. In addition, among investor-owned utilities in the United States, the combined company will have one of the largest portfolios of wind generation in the country.

“Westar and KCP&L are trusted neighbors and have worked together for generations in Kansas. The combination of our two companies is the best fit for meeting our region’s energy needs,” said Terry Bassham, chairman and chief executive officer of Great Plains Energy and KCP&L. “This is an important transaction for Kansas and our entire region. By combining our two companies, we are keeping ownership local and management responsive to regulators, customers and regional needs, while enhancing our ability to build long-term value for shareholders.”

Great Plains Energy has an established track record of successful integration with adjacent electric utilities. In 2008, Great Plains Energy completed its acquisition of Aquila, an electric utility serving customers in adjacent areas of Missouri. That successful acquisition has delivered – and continues to deliver – significant savings for customers, which exceeded initial expectations and was reviewed and approved by both the Missouri Public Service Commission and the Kansas Corporation Commission.

“The utility industry is facing rising customer expectations, increasing environmental standards and emerging cyber security threats. These factors, coupled with slower demand growth for electricity, are driving our costs and customer rates higher. Our acquisition of Westar will create operational efficiencies and future cost savings that will benefit all involved – customers, shareholders, employees and the communities we serve. These savings also will help reduce future rate increase requests,” said Bassham. “Combining our two companies will result in cost savings and operational benefits for our more than 900,000 Kansas and 600,000 Missouri customers.”

The companies anticipate making the required regulatory filings with the Kansas Corporation Commission and other regulatory entities during June and July of 2016. In addition, Great Plains Energy and Westar will seek shareholder approvals later this year. The transaction is subject to approvals from the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. The transaction also is subject to the notification, clearance and reporting requirements under the Hart-Scott-Rodino Act by the Federal Trade Commission and the U.S. Department of Justice. The companies anticipate closing in the spring of 2017. In the coming months, the companies will work together to develop a robust integration plan.

Attached is the full press release.

As more becomes available about this exciting news we will keep you updated.

Sincerely,

Energy Consultant

Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy’s proposed acquisition of Westar, shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and KCP&L are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the SEC in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s and KCP&L’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Great Plains Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) and other documents that will be filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents will also be available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction.

Great Plains Energy to Acquire Westar Energy, Creating Long-Term

Value for Shareholders and Cost Savings for Customers

Transaction, valued at $12.2 billion, creates leading Midwest electric utility better positioned to serve customers and meet the region’s energy needs.

Kansas City, MO – May 31, 2016 – Great Plains Energy Incorporated (NYSE: GXP), the parent company of KCP&L, and Westar Energy, Inc. (NYSE: WR), today announced a definitive agreement for Great Plains Energy to acquire Westar in a combined cash and stock transaction with an enterprise value of approximately $12.2 billion, including total equity value of approximately $8.6 billion. Upon closing, Westar will become a wholly owned subsidiary of Great Plains Energy.

Once the transaction is complete, Great Plains Energy will have more than 1.5 million customers in Kansas and Missouri, nearly 13,000 megawatts of generation capacity, almost 10,000 miles of transmission lines and over 51,000 miles of distribution lines. In addition, more than 45 percent of the combined utility’s retail customer demand can be met with emission-free energy.

“Westar and KCP&L are trusted neighbors and have worked together for generations in Kansas. The combination of our two companies is the best fit for meeting our region’s energy needs,” said Terry Bassham, chairman and chief executive officer of Great Plains Energy and KCP&L. “This is an important transaction for Kansas and our entire region. By combining our two companies, we are keeping ownership local and management responsive to regulators, customers and regional needs, while enhancing our ability to build long-term value for shareholders.”

Currently, Great Plains Energy and Westar jointly own and operate the Wolf Creek Nuclear Generating Station, as well as the La Cygne and Jeffrey power plants. With the addition of Westar’s generation fleet, Great Plains Energy will have a more diverse and sustainable generation portfolio. This will provide increased flexibility to mitigate the potential customer impacts from future carbon regulation. In addition, among investor-owned utilities in the United States, the combined company will have one of the largest portfolios of wind generation in the country.

“This is an important day for Westar, our customers, employees, shareholders, the communities we support and for the state of Kansas,” said Mark Ruelle, president and chief executive officer of Westar. “Our commitment to reliability, customer satisfaction, safety and sustainability is consistent with Great Plains Energy’s values, which makes them our ideal partner. We’re eager to join the Great Plains Energy team, and excited about this new chapter that combines the unique strengths of our respective organizations to form an even stronger company for our state.”

Great Plains Energy has an established track record of successful integration with adjacent electric utilities. In 2008, Great Plains Energy completed its acquisition of Aquila, an electric utility serving customers in adjacent areas of Missouri. That successful acquisition has delivered – and continues to deliver – significant savings for customers, which exceeded initial expectations and was reviewed and approved by both the Missouri Public Service Commission and the Kansas Corporation Commission.

“The utility industry is facing rising customer expectations, increasing environmental standards and emerging cyber security threats. These factors, coupled with slower demand growth for electricity, are driving our costs and customer rates higher. Our acquisition of Westar will create operational efficiencies and future cost savings that will benefit all involved – customers, shareholders, employees and the communities we serve. These savings also will help reduce future rate increase requests,” said Bassham. “Combining our two companies will result in cost savings and operational benefits for our more than 900,000 Kansas and 600,000 Missouri customers.”

Transaction terms and financing profile

Under the terms of the agreement, which was unanimously approved by the boards of directors for both companies, Westar shareholders will receive $60.00 per share of total consideration for each share of Westar common stock, consisting of $51.00 in cash and $9.00 in Great Plains Energy common stock, subject to a 7.5 percent collar based upon the Great Plains Energy common stock price at the time of the closing of the transaction, with the exchange ratio for the stock consideration ranging between 0.2709 to 0.3148 shares of Great Plains Energy common stock for each Westar share of common stock, representing a consideration mix of 85 percent cash and 15 percent stock.

The transaction enterprise value is expected to be approximately $12.2 billion, inclusive of approximately $8.6 billion in total stock and cash consideration to be received by Westar’s shareholders and the assumption of approximately $3.6 billion in Westar’s debt. Great Plains Energy has secured approximately $8.0 billion of committed debt financing from Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC in connection with the transaction for the full cash portion of the transaction consideration. Great Plains Energy has also secured a $750 million mandatorily preferred convertible equity commitment from the Ontario Municipal Employees Retirement System (OMERS), to be funded at the closing of the transaction. Great Plains Energy plans to issue long-term financing consisting of a combination of equity, equity-linked securities and debt prior to closing of the transaction. This financing mix will allow Great Plains Energy to maintain its solid, investment grade credit ratings.

Great Plains Energy expects savings generated from combining the two companies to be consistent with recent comparable transactions, and its own recent experience. Great Plains Energy expects the acquisition will be neutral to earnings-per-share in the first full calendar year of operations and significantly accretive thereafter. The long-term earnings growth target of the combined company is expected to grow to six to eight percent – better than either company on a standalone basis.

Leadership and headquarters

Upon completion of the transaction, Bassham will be chairman and chief executive officer of the combined company. Ruelle will remain in his current role with Westar until the closing of the transaction. In addition, Great Plains Energy will add one director from the Westar Board of Directors to the Great Plains Energy Board of Directors.

“We understand the importance of Westar to the communities it serves and the meaningful contributions it makes as a major employer in Kansas,” said Bassham. “We are committed to maintaining the operating headquarters for our Kansas service territory in downtown Topeka. We also know that Westar has a reputation as a strong supporter of community and charitable initiatives. We will continue this legacy and are committed to maintaining a strong presence in all of the communities Westar serves.”

Sustainability

Customers today expect their utility providers to identify and advance energy efficiency options that give them greater control and choice. The combined company will have a greater, more diverse

2

portfolio of energy solutions that give customers the opportunities to better manage their individual energy needs. In addition, Great Plains Energy operates the nation’s largest utility-owned electric vehicle charging network, which can be expanded to benefit Westar’s customers.

Regulatory Approval

The companies anticipate making the required regulatory filings with the Kansas Corporation Commission and other regulatory entities during June and July of 2016. In addition, Great Plains Energy and Westar will seek shareholder approvals later this year. The transaction is subject to approvals from the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. The transaction also is subject to the notification, clearance and reporting requirements under the Hart-Scott-Rodino Act by the Federal Trade Commission and the U.S. Department of Justice. The companies anticipate closing in the spring of 2017. In the coming months, the companies will work together to develop a robust integration plan.

Advisors

Goldman, Sachs & Co. served as the exclusive financial advisor and Bracewell LLP served as legal advisor to Great Plains Energy. Guggenheim Securities, LLC served as the sole financial advisor and Baker Botts LLP served as legal advisor to Westar Energy.

Analyst Conference Call/Webcast

Great Plains Energy and Westar will host a financial community conference call to provide additional information on Tuesday, May 31, 2016, at 10:00 a.m. Eastern Daylight Time/9:00 a.m. Central Daylight Time to discuss the Great Plains Energy and Westar transaction.

A live audio webcast of the conference call and presentation slides will be available on the investor relations page of Great Plains Energy’s website at www.greatplainsenergy.com. The webcast will be accessible only in a “listen-only” mode.

The conference call may be accessible by dialing (888) 353-7071 (U.S./Canada) or (724) 498-4416 (international) five to ten minutes prior to the scheduled start time. The passcode is 23802311.

A replay and transcript of the call will be available on or before Wednesday, June 1, 2016, by accessing the investor relations section of the company’s website. A telephonic replay of the conference call will also be available on or before Wednesday, June 1, 2016, through June 7, 2016, by dialing (855) 859-2056 (U.S./Canada) or (404) 537-3406 (international). The passcode is 23802311.

About Great Plains Energy

Headquartered in Kansas City, Mo., Great Plains Energy Incorporated (NYSE: GXP) is the holding company of Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company, two of the leading regulated providers of electricity in the Midwest. Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company use KCP&L as a brand name. More information about the companies is available on the internet at www.greatplainsenergy.com or www.kcpl.com.

Investors

Calvin Girard, 816-654-1777

Senior Manager, Investor Relations

calvin.girard@kcpl.com

3

Media

Courtney Hughley, 816-392-9455

Manager, Corporate Communications

courtney.hughley@kcpl.com

About Westar Energy

Westar Energy, Inc. (NYSE: WR) is Kansas’ largest electric utility. For more than a century, Westar has provided Kansans the safe, reliable electricity needed to power their homes, businesses and communities. Every day, Westar professionals generate and deliver electricity, protect the environment and provide excellent service to nearly 700,000 customers. Westar’s 2,400 employees live, volunteer and work in the communities they serve. The company has 7,200 MW of electric generation capacity fueled by wind, coal, uranium, natural gas and landfill gas. Westar also is a leader in electric transmission in Kansas. For more information about Westar Energy, visit us at www.WestarEnergy.com.

Investors

Cody VandeVelde, 785-575-8227

Director, Investor Relations

Cody.VandeVelde@westarenergy.com

Media

Jana Dawson

Director, Corporate Communications, 785-575-1975

Jana.Dawson@WestarEnergy.com

Westar Energy Media line: 888-613-0003

4